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                                                  EXHIBIT 12 PAGE 1 of 1


              NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of Dollars)
                                       Year ended December 31
                          -----------------------------------------------
                           1997      1996      1995      1994      1993
                          ------    ------    ------    ------    ------
EARNINGS
Income from continuing
 operations before income
 taxes as reported        $  998    $1,166    $1,089    $1,028    $  952
Add:
 Total interest expenses
  (as detailed below)        530       182       173       156       158
 Amortization of
  capitalized interest         3         3         2         2         1
 Income (loss) of
  partially owned
  entities <F1>              113         1      --           1        (3)
 Subsidiaries' preferred
  dividend requirement         2         2         3         3         3
                          ------    ------    ------    ------    ------
    Income before income
      taxes, as adjusted  $1,646    $1,354    $1,267    $1,190    $1,111
                          ======    ======    ======    ======    ======
FIXED CHARGES

Interest expense on debt  $  385    $  116    $  113    $  101    $   98
Other interest expense        32        36        31        30        38
Calculated interest
 portion of rent expense      30        30        29        25        22
NS' share of Conrail
 interest                     83      --        --        --        --
                          ------    ------    ------    ------    ------
    Total interest
      expenses               530       182       173       156       158

Capitalized interest          17        12        14        18        22
Subsidiaries' preferred
 dividend requirement
 on a pretax basis             4         4         4         4         4
                          ------    ------    ------    ------    ------
     Total fixed charges  $  551    $  198    $  191    $  178    $  184
                          ======    ======    ======    ======    ======
RATIO OF EARNINGS TO
 FIXED CHARGES              2.99      6.84      6.63      6.69      6.04

<F1>Includes:  (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.
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